UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)*

                    Under the Securities Exchange Act of 1934

                           ALLIS-CHALMERS ENERGY INC.
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    019645407
                                    ---------
                                 (CUSIP Number)

                                  Seth R. Molay
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         1700 Pacific Avenue, Suite 4100
                               Dallas, Texas 75201
                                 (214) 969-4780
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 14, 2008
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 11 Pages
                              Exhibit Index: Page 6

CUSIP No. 019645407                                          Page 2 of 11 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Alejandro Pedro Bulgheroni

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                              a.       [ ]
                                              b.       [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization

                  Argentina/Italy

                            7             Sole Voting Power
Number of                                      1,960,896
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       1,960,896
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                               1,960,896

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                               [  ]

13       Percent of Class Represented By Amount in Row (11)

                                               5.6%

14       Type of Reporting Person (See Instructions)

                                               IN

CUSIP No. 019645407                                          Page 3 of 11 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Associated Petroleum Investors Ltd.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                              a.       [ ]
                                              b.       [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization

                  British Virgin Islands

                            7             Sole Voting Power
Number of                                      1,953,896
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       1,953,896
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                               1,953,896

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                               [  ]

13       Percent of Class Represented By Amount in Row (11)

                                               5.6%

14       Type of Reporting Person (See Instructions)

                                               CO

CUSIP No. 019645407                                          Page 4 of 11 Pages


This Amendment No. 1 to Schedule 13D relates to shares of common stock, par value $0.01 per share (the "Shares"), of Allis-Chambers Energy Inc., a Delaware corporation (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D, dated August 24, 2006 (the "Initial Statement"), filed by the Reporting Persons. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows to report the acquisition of additional Shares by the Reporting Persons.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The source of funds for the acquisition reported in this Amendment No. 1 was the working capital of the Reporting Persons. The total purchase price for the Shares was $5,250,951.95.

Item 4.           Purpose of Transaction.

                  The Shares were acquired in the ordinary course of business and were not acquired with the purpose or intent of changing or influencing the control of the Issuer.

Item 5.           Interest in Securities of the Issuer.

                  (a) (i) As of October 31, 2007, the number of Shares outstanding was 35,049,245 according to the Issuer's Form 10-Q filed on November 6, 2007. As of the Date of Event, Mr. Bulgheroni may be deemed the beneficial owner of 1,960,896 Shares (approximately 5.6% of the total number of Shares outstanding). This number includes (A) 7,000 Shares held for the benefit of Mr. Bulgheroni; (B) 953,896 Shares held for the account of API; and (C) 1,000,000 Shares held for the account of Global Oilfield Holdings Ltd (formerly Bridas International Holdings Limited) ("Global").

                    (ii) As of the Date of Event, API may be deemed the beneficial owner of 1,953,896 Shares (approximately 5.6% of the total number of Shares outstanding). This number includes (A) 953,896 Shares held for the account of API; and (B) 1,000,000 Shares held for the account of Global.


                  (b) (i) As of the Date of Event, Mr. Bulgheroni (as a result of his positions with API and Global) may be deemed to have the sole power to direct the voting and disposition of 1,960,896 Shares. This number includes (A) 7,000 Shares held for the benefit of Mr. Bulgheroni; (B) 953,896 Shares held for the account of API; and (C) 1,000,000 Shares held for the account of Global.


                    (ii) As of the Date of Event, API (by virtue of its ownership of Global) may be deemed to have the sole power to direct the voting and disposition of 1,953,896 Shares. This number includes (A) 953,896 Shares held for the account of API; and (B) 1,000,000 Shares held for the account of Global.

                  (c) The trading dates, number of shares sold and price per share for all transactions in the Shares by the Reporting Persons during the past 60 days are set forth in Exhibit A attached hereto.

                  (d) Global has the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for its account.

                  (e) Not applicable.

Item 7.           Material to be Filed as Exhibits.

                  Exhibit A - Schedule of transactions effected during the last 60 days.

CUSIP No. 019645407                                          Page 5 of 11 Pages


                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  February 19, 2008          ASSOCIATED PETROLEUM INVESTORS LTD.


                                  By:     /s/ Alejandro Pedro Bulgheroni
                                          --------------------------------------
                                  Name:   Alejandro Pedro Bulgheroni
                                  Title:  President


Date:  February 19, 2008          ALEJANDRO PEDRO BULGHERONI



                                  /s/ Alejandro Pedro Bulgheroni
                                  ----------------------------------------------

CUSIP No. 019645407                                          Page 6 of 11 Pages


                                  EXHIBIT INDEX


                                                                        Page No.
                                                                        --------

A.    Schedule of transactions effected during the last 60 days............... 7

CUSIP No. 019645407                                          Page 7 of 11 Pages


                                    EXHIBIT A

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                           ALLIS-CHALMERS ENERGY INC.

The following transactions were effected on the New York Stock Exchange:


     For the           Date of        Number          Price          Nature of
    Account of       Transaction     of Shares      per Share       Transaction
    ----------       -----------     ---------      ---------       -----------
--------------------------------------------------------------------------------
API                    2/11/08           300          $9.7700           BUY
--------------------------------------------------------------------------------
API                    2/11/08           500          $9.8100           BUY
--------------------------------------------------------------------------------
API                    2/11/08           700          $9.8400           BUY
--------------------------------------------------------------------------------
API                    2/11/08           612          $9.8500           BUY
--------------------------------------------------------------------------------
API                    2/11/08           400          $9.8580           BUY
--------------------------------------------------------------------------------
API                    2/11/08          1,581         $9.8600           BUY
--------------------------------------------------------------------------------
API                    2/11/08          4,243         $9.8700           BUY
--------------------------------------------------------------------------------
API                    2/11/08           300          $9.8790           BUY
--------------------------------------------------------------------------------
API                    2/11/08           800          $9.8800           BUY
--------------------------------------------------------------------------------
API                    2/11/08           500          $9.8880           BUY
--------------------------------------------------------------------------------
API                    2/11/08          8,300         $9.8900           BUY
--------------------------------------------------------------------------------
API                    2/11/08          41,064        $9.9000           BUY
--------------------------------------------------------------------------------
API                    2/11/08          2,096        $10.0000           BUY
--------------------------------------------------------------------------------
API                    2/12/08           100         $10.3400           BUY
--------------------------------------------------------------------------------
API                    2/12/08           400         $10.3500           BUY
--------------------------------------------------------------------------------
API                    2/12/08           200         $10.3600           BUY
--------------------------------------------------------------------------------
API                    2/12/08          1,800        $10.3900           BUY
--------------------------------------------------------------------------------
API                    2/12/08           900         $10.4000           BUY
--------------------------------------------------------------------------------
API                    2/12/08           200         $10.4400           BUY
--------------------------------------------------------------------------------
API                    2/12/08           100         $10.5000           BUY
--------------------------------------------------------------------------------
API                    2/12/08           100         $10.5100           BUY
--------------------------------------------------------------------------------
API                    2/12/08           100         $10.5200           BUY
--------------------------------------------------------------------------------
API                    2/12/08           400         $10.5400           BUY
--------------------------------------------------------------------------------
API                    2/12/08           600         $10.5500           BUY
--------------------------------------------------------------------------------
API                    2/12/08          1,200        $10.5700           BUY
--------------------------------------------------------------------------------
API                    2/12/08           100         $10.5800           BUY
--------------------------------------------------------------------------------
API                    2/12/08           100         $10.5950           BUY
--------------------------------------------------------------------------------
API                    2/12/08          31,205       $10.6000           BUY
--------------------------------------------------------------------------------
API                    2/12/08           400         $10.6200           BUY
--------------------------------------------------------------------------------
API                    2/12/08           174         $10.6285           BUY
--------------------------------------------------------------------------------
API                    2/12/08           700         $10.6286           BUY
--------------------------------------------------------------------------------
API                    2/12/08           400         $10.6300           BUY
--------------------------------------------------------------------------------
API                    2/12/08           300         $10.6350           BUY
--------------------------------------------------------------------------------
API                    2/12/08          1,100        $10.6400           BUY
--------------------------------------------------------------------------------
API                    2/12/08           400         $10.6438           BUY
--------------------------------------------------------------------------------

CUSIP No. 019645407                                          Page 8 of 11 Pages

     For the           Date of        Number          Price          Nature of
    Account of       Transaction     of Shares      per Share       Transaction
    ----------       -----------     ---------      ---------       -----------
--------------------------------------------------------------------------------
API                    2/12/08          44,026       $10.6500           BUY
--------------------------------------------------------------------------------
API                    2/12/08           300         $10.7567           BUY
--------------------------------------------------------------------------------
API                    2/12/08           700         $10.7600           BUY
--------------------------------------------------------------------------------
API                    2/12/08          1,100        $10.7700           BUY
--------------------------------------------------------------------------------
API                    2/12/08          1,300        $10.7885           BUY
--------------------------------------------------------------------------------
API                    2/12/08          2,000        $10.7900           BUY
--------------------------------------------------------------------------------
API                    2/12/08          10,695       $10.8000           BUY
--------------------------------------------------------------------------------
API                    2/13/08           100         $11.6200           BUY
--------------------------------------------------------------------------------
API                    2/13/08           100         $11.6300           BUY
--------------------------------------------------------------------------------
API                    2/13/08           300         $11.6400           BUY
--------------------------------------------------------------------------------
API                    2/13/08           100         $11.6500           BUY
--------------------------------------------------------------------------------
API                    2/13/08           100         $11.6600           BUY
--------------------------------------------------------------------------------
API                    2/13/08           900         $11.6700           BUY
--------------------------------------------------------------------------------
API                    2/13/08           100         $11.6800           BUY
--------------------------------------------------------------------------------
API                    2/13/08           600         $11.7000           BUY
--------------------------------------------------------------------------------
API                    2/13/08          1,000        $11.7100           BUY
--------------------------------------------------------------------------------
API                    2/13/08           700         $11.7200           BUY
--------------------------------------------------------------------------------
API                    2/13/08           100         $11.7300           BUY
--------------------------------------------------------------------------------
API                    2/13/08           200         $11.7350           BUY
--------------------------------------------------------------------------------
API                    2/13/08           100         $11.7590           BUY
--------------------------------------------------------------------------------
API                    2/13/08           200         $11.7990           BUY
--------------------------------------------------------------------------------
API                    2/13/08           100         $11.8100           BUY
--------------------------------------------------------------------------------
API                    2/13/08           100         $11.8300           BUY
--------------------------------------------------------------------------------
API                    2/13/08           100         $11.8400           BUY
--------------------------------------------------------------------------------
API                    2/13/08           200         $11.8500           BUY
--------------------------------------------------------------------------------
API                    2/13/08           100         $11.8600           BUY
--------------------------------------------------------------------------------
API                    2/13/08           300         $11.9100           BUY
--------------------------------------------------------------------------------
API                    2/13/08           200         $11.9150           BUY
--------------------------------------------------------------------------------
API                    2/13/08           400         $11.9200           BUY
--------------------------------------------------------------------------------
API                    2/13/08           100         $11.9300           BUY
--------------------------------------------------------------------------------
API                    2/13/08           200         $11.9700           BUY
--------------------------------------------------------------------------------
API                    2/13/08           100         $11.9800           BUY
--------------------------------------------------------------------------------
API                    2/13/08            25         $12.0000           BUY
--------------------------------------------------------------------------------
API                    2/13/08           100         $12.0100           BUY
--------------------------------------------------------------------------------
API                    2/13/08           200         $12.0200           BUY
--------------------------------------------------------------------------------
API                    2/13/08          2,675        $12.0300           BUY
--------------------------------------------------------------------------------
API                    2/13/08          6,100        $12.0400           BUY
--------------------------------------------------------------------------------
API                    2/13/08           700         $12.0500           BUY
--------------------------------------------------------------------------------

CUSIP No. 019645407                                          Page 9 of 11 Pages

     For the           Date of        Number          Price          Nature of
    Account of       Transaction     of Shares      per Share       Transaction
    ----------       -----------     ---------      ---------       -----------
--------------------------------------------------------------------------------
API                    2/13/08           600         $12.0600           BUY
--------------------------------------------------------------------------------
API                    2/13/08          2,300        $12.0700           BUY
--------------------------------------------------------------------------------
API                    2/13/08           100         $12.0800           BUY
--------------------------------------------------------------------------------
API                    2/13/08          4,200        $12.0900           BUY
--------------------------------------------------------------------------------
API                    2/13/08          6,400        $12.1000           BUY
--------------------------------------------------------------------------------
API                    2/13/08          1,300        $12.1100           BUY
--------------------------------------------------------------------------------
API                    2/13/08           100         $12.1300           BUY
--------------------------------------------------------------------------------
API                    2/13/08           300         $12.1400           BUY
--------------------------------------------------------------------------------
API                    2/13/08          2,100        $12.1500           BUY
--------------------------------------------------------------------------------
API                    2/13/08           300         $12.1533           BUY
--------------------------------------------------------------------------------
API                    2/13/08          6,200        $12.1600           BUY
--------------------------------------------------------------------------------
API                    2/13/08          10,700       $12.1700           BUY
--------------------------------------------------------------------------------
API                    2/13/08           200         $12.1780           BUY
--------------------------------------------------------------------------------
API                    2/13/08          4,700        $12.1800           BUY
--------------------------------------------------------------------------------
API                    2/13/08          4,500        $12.1900           BUY
--------------------------------------------------------------------------------
API                    2/13/08          6,200        $12.2000           BUY
--------------------------------------------------------------------------------
API                    2/13/08          6,400        $12.2100           BUY
--------------------------------------------------------------------------------
API                    2/13/08           300         $12.2167           BUY
--------------------------------------------------------------------------------
API                    2/13/08          9,200        $12.2200           BUY
--------------------------------------------------------------------------------
API                    2/13/08          19,500       $12.2300           BUY
--------------------------------------------------------------------------------
API                    2/13/08           800         $12.2338           BUY
--------------------------------------------------------------------------------
API                    2/13/08          6,400        $12.2400           BUY
--------------------------------------------------------------------------------
API                    2/13/08          6,000        $12.2500           BUY
--------------------------------------------------------------------------------
API                    2/13/08           800         $12.2600           BUY
--------------------------------------------------------------------------------
API                    2/13/08          1,100        $12.2682           BUY
--------------------------------------------------------------------------------
API                    2/13/08          8,600        $12.2700           BUY
--------------------------------------------------------------------------------
API                    2/13/08           300         $12.2800           BUY
--------------------------------------------------------------------------------
API                    2/13/08          4,600        $12.2900           BUY
--------------------------------------------------------------------------------
API                    2/13/08          12,000       $12.3000           BUY
--------------------------------------------------------------------------------
API                    2/14/08          2,000        $12.0000           BUY
--------------------------------------------------------------------------------
API                    2/14/08          1,600        $12.0100           BUY
--------------------------------------------------------------------------------
API                    2/14/08          1,700        $12.0200           BUY
--------------------------------------------------------------------------------
API                    2/14/08           600         $12.0300           BUY
--------------------------------------------------------------------------------
API                    2/14/08          1,590        $12.0500           BUY
--------------------------------------------------------------------------------
API                    2/14/08           200         $12.0600           BUY
--------------------------------------------------------------------------------
API                    2/14/08           500         $12.0800           BUY
--------------------------------------------------------------------------------
API                    2/14/08          5,100        $12.1000           BUY
--------------------------------------------------------------------------------
API                    2/14/08           300         $12.1033           BUY
--------------------------------------------------------------------------------

CUSIP No. 019645407                                          Page 10 of 11 Pages

     For the           Date of        Number          Price          Nature of
    Account of       Transaction     of Shares      per Share       Transaction
    ----------       -----------     ---------      ---------       -----------
--------------------------------------------------------------------------------
API                    2/14/08          2,000        $12.1100           BUY
--------------------------------------------------------------------------------
API                    2/14/08          2,700        $12.1200           BUY
--------------------------------------------------------------------------------
API                    2/14/08          1,200        $12.1300           BUY
--------------------------------------------------------------------------------
API                    2/14/08          2,537        $12.1400           BUY
--------------------------------------------------------------------------------
API                    2/14/08           600         $12.1450           BUY
--------------------------------------------------------------------------------
API                    2/14/08           400         $12.1473           BUY
--------------------------------------------------------------------------------
API                    2/14/08           698         $12.1486           BUY
--------------------------------------------------------------------------------
API                    2/14/08          14,865       $12.1500           BUY
--------------------------------------------------------------------------------
API                    2/14/08           100         $12.1550           BUY
--------------------------------------------------------------------------------
API                    2/14/08           500         $12.1580           BUY
--------------------------------------------------------------------------------
API                    2/14/08          8,900        $12.1600           BUY
--------------------------------------------------------------------------------
API                    2/14/08          4,800        $12.1700           BUY
--------------------------------------------------------------------------------
API                    2/14/08           100         $12.1750           BUY
--------------------------------------------------------------------------------
API                    2/14/08          15,590       $12.1800           BUY
--------------------------------------------------------------------------------
API                    2/14/08          1,500        $12.1867           BUY
--------------------------------------------------------------------------------
API                    2/14/08          6,310        $12.1900           BUY
--------------------------------------------------------------------------------
API                    2/14/08          3,500        $12.2000           BUY
--------------------------------------------------------------------------------
API                    2/14/08          3,610        $12.2100           BUY
--------------------------------------------------------------------------------
API                    2/14/08          5,000        $12.2200           BUY
--------------------------------------------------------------------------------
API                    2/14/08           900         $12.2400           BUY
--------------------------------------------------------------------------------
API                    2/14/08          1,800        $12.2500           BUY
--------------------------------------------------------------------------------
API                    2/14/08           500         $12.2700           BUY
--------------------------------------------------------------------------------
API                    2/14/08           400         $12.2800           BUY
--------------------------------------------------------------------------------
API                    2/14/08          1,200        $12.2896           BUY
--------------------------------------------------------------------------------
API                    2/14/08          1,600        $12.2900           BUY
--------------------------------------------------------------------------------
API                    2/14/08           700         $12.3000           BUY
--------------------------------------------------------------------------------
API                    2/14/08           600         $12.3100           BUY
--------------------------------------------------------------------------------
API                    2/14/08          1,500        $12.3200           BUY
--------------------------------------------------------------------------------
API                    2/14/08           600         $12.3700           BUY
--------------------------------------------------------------------------------
API                    2/14/08           500         $12.3740           BUY
--------------------------------------------------------------------------------
API                    2/14/08          1,200        $12.3800           BUY
--------------------------------------------------------------------------------
API                    2/14/08           400         $12.3900           BUY
--------------------------------------------------------------------------------
API                    2/14/08           800         $12.4100           BUY
--------------------------------------------------------------------------------
API                    2/14/08           600         $12.4367           BUY
--------------------------------------------------------------------------------
API                    2/14/08           200         $12.4400           BUY
--------------------------------------------------------------------------------
API                    2/14/08           200         $12.4450           BUY
--------------------------------------------------------------------------------
API                    2/14/08           400         $12.4500           BUY
--------------------------------------------------------------------------------
API                    2/14/08           400         $12.4600           BUY
--------------------------------------------------------------------------------

CUSIP No. 019645407                                          Page 11 of 11 Pages

     For the           Date of        Number          Price          Nature of
    Account of       Transaction     of Shares      per Share       Transaction
    ----------       -----------     ---------      ---------       -----------
--------------------------------------------------------------------------------
API                    2/14/08           400         $12.5100           BUY
--------------------------------------------------------------------------------
API                    2/14/08          1,100        $12.5200           BUY
--------------------------------------------------------------------------------
API                    2/14/08          1,800        $12.5300           BUY
--------------------------------------------------------------------------------
API                    2/14/08           200         $12.5400           BUY
--------------------------------------------------------------------------------
API                    2/14/08          3,700        $12.5500           BUY
--------------------------------------------------------------------------------
API                    2/14/08          2,300        $12.5600           BUY
--------------------------------------------------------------------------------
API                    2/14/08          5,800        $12.5700           BUY
--------------------------------------------------------------------------------
API                    2/14/08          3,100        $12.5790           BUY
--------------------------------------------------------------------------------
API                    2/14/08          5,100        $12.5800           BUY
--------------------------------------------------------------------------------
API                    2/14/08          4,600        $12.5900           BUY
--------------------------------------------------------------------------------
API                    2/14/08          1,200        $12.5983           BUY
--------------------------------------------------------------------------------
API                    2/14/08          9,200        $12.6000           BUY
--------------------------------------------------------------------------------
API                    2/14/08           700         $12.6100           BUY
--------------------------------------------------------------------------------
API                    2/14/08           400         $12.6200           BUY
--------------------------------------------------------------------------------
API                    2/14/08          4,900        $12.6300           BUY
--------------------------------------------------------------------------------
API                    2/14/08          1,400        $12.6400           BUY
--------------------------------------------------------------------------------